April 8, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jan Woo, Joyce Sweeney, Edwin Kim, Patrick Gilmore

Re:	Paycom Software, Inc.

Registration Statement on Form S-1

File No. 333-194462, as amended (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Paycom Software, Inc. (the “Company”), hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on April 10, 2014, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Gregory R. Samuel at (214) 651-5645.

Very truly yours,

Paycom Software, Inc.

By:	/s/ Craig E. Boelte
Craig E. Boelte
Chief Financial Officer